Exhibit (a)(5)(A)

Fortive Announces Successful Completion of Cash Tender Offer for Shares of Landauer, Inc.

EVERETT, WA, October 19, 2017 – Fortive Corporation (“Fortive”) (NYSE: FTV) announced today the successful completion of the tender offer by Fortive through its indirect, wholly owned subsidiary, Fern Merger Sub Inc., for all of the outstanding shares of common stock of Landauer, Inc. (“Landauer”) (NYSE: LDR) at a purchase price of $67.25 per share in cash without interest thereon and less any applicable withholding taxes. The tender offer and withdrawal rights expired at 11:59 p.m., New York City time, on October 18, 2017. As of the expiration of the offer, 7,502,392 shares of common stock of Landauer were validly tendered and not withdrawn in the tender offer (not counting as validly tendered shares tendered through notice of guaranteed delivery and not actually delivered). All of such shares have been accepted for payment in accordance with the terms of the tender offer.

As a result of the tender offer, Fortive and its subsidiaries owned, in the aggregate, approximately 77.87% of the outstanding shares of Landauer, which will allow Fortive to complete and close the merger and acquisition of Landauer without stockholder approval. All outstanding shares of common stock of Landauer other than shares held by Fortive, Fern Merger Sub, Inc., Landauer or any of their respective wholly-owned subsidiaries, or shares held by Landauer’s stockholders who are entitled to and properly exercise appraisal rights under Delaware law, will be canceled and converted into the right to receive the $67.25 offer price per share in cash without interest thereon and less any applicable withholding taxes. In addition, in connection with the merger, the common stock of Landauer will cease to be traded on the New York Stock Exchange.

ABOUT FORTIVE

Fortive is a diversified industrial growth company comprised of Professional Instrumentation and Industrial Technologies businesses that are recognized leaders in attractive markets. With 2015 revenues of $6.2 billion, Fortive’s well-known brands hold leading positions in field instrumentation, transportation, sensing, product realization, automation and specialty, and franchise distribution. Fortive is headquartered in Everett, Washington and employs a team of more than 24,000 research and development, manufacturing, sales, distribution, service and administrative employees in more than 40 countries around the world. With a culture rooted in continuous improvement, the core of our company’s operating model is the Fortive Business System. For more information please visit: www.fortive.com.

CONTACT

Lisa Curran

Vice President, Investor Relations

Fortive Corporation

6920 Seaway Boulevard

Everett, WA 98203

Telephone: (425) 446-5000